Exhibit 16.1

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Tel: +1 949 794 2300
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November 18, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated November 17, 2008, of Impac Mortgage Holdings, Inc. and are in agreement with the statements contained in the second and third paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2007 financial statements.

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